Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

              Vasogen Neuroinflammatory Disease Research Published
                      in the Journal NeuroImmunoModulation

Toronto, Ontario (September 17, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) a developer of immune modulation therapies for inflammatory conditions, today announced that previously reported results from preclinical studies in neuroinflammation, an underlying mechanism in Alzheimer's disease and other neurological conditions, have been published in the October issue of NeuroImmunoModulation (10:40-46, 2002). This research was conducted under the direction of Professor Marina Lynch, Ph.D., at the Department of Physiology, Trinity College, Dublin, Ireland.

"There is increasing recognition of the deleterious role that chronic inflammation plays in a number of disease states, including neurodegenerative diseases such as Alzheimer's," stated Professor Lynch. "Our preclinical research has shown that Vasogen's immune modulation therapy has the potential to prevent the progression of inflammation and the decline in neural activity resulting from inflammation within the brain."

Preclinical results from studies conducted on the hippocampus, the region of the brain involved in memory and learning, demonstrated that Vasogen's immune modulation therapy can significantly reduce cell death (p<0.01) induced by lipopolysaccharide (LPS), an inflammatory stimulus. The attenuation of this inflammatory response was associated with an increase (p<0.05) in the anti-inflammatory cytokine interleukin-10 and a concomitant decrease (p<0.05) in the pro-inflammatory cytokine, interleukin-1(beta). The therapy also led to a reduction (p<0.05) in the expression of certain enzymes involved in the intra-cellular response to inflammation, including the stress-activated protein kinase c-Jun NH2-terminal kinase.

These results demonstrated the ability of Vasogen's immune modulation therapy to significantly abrogate LPS-induced inhibition of long-term potentiation in this preclinical model (p<0.01). Long-term potentiation describes the persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus following stimulation and is considered to be a key physiological mechanism involved in memory and learning. While the blood brain barrier prevents the entry of many pharmaceuticals into the brain, the present data provide evidence that Vasogen's immune modulation therapy circumvents this problem.

Neurological conditions that are associated with an inflammatory response include such devastating diseases as Alzheimer's disease, Parkinson's disease, and multiple sclerosis. Together, these conditions are estimated to affect more than five million people in North America, with the total cost of care exceeding $100 billion per year.

Vasogen  is  developing  immune  modulation   therapies  for  the  treatment  of
cardiovascular and other inflammatory diseases.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.